NEWS RELEASE	No. 14-10
TSX: ELD NYSE: EGO	October 23, 2014

Eldorado Gold Announces Drilling Update

VANCOUVER, CANADA – Eldorado Gold Corporation (“Eldorado” or the “Company”) is pleased to announce the year-to-date results from resource drilling programs at the Company’s White Mountain and Jinfeng projects in China and the Piavitsa project in Greece.

White Mountain, China

At White Mountain, over 7,500 metres of exploration drilling and over 12,400 metres of delineation drilling have been completed year-to-date. Underground drilling has targeted three areas; in all of these, the new drilling has either produced mineralized intersections outside of the current resource model, or will upgrade existing Inferred Resources for year-end 2014 calculations (see Table 1 and Figure 1).

•	In the Central Zone, drilling has extended the existing resource on the 200 metre level, and has identified a new, deeper zone of high-grade mineralization downplunge of the current resource.
•	In the North Zone, high grade intercepts have been obtained in several areas along the margin of the existing resource model.
•	In the Northern Deeps Zone, new drillholes have encountered multiple high-grade zones within the previously defined Inferred Resource.

Surface drilling programs are currently testing the downdip extension of the Northern Deeps Zone, and will commence shortly on near-surface targets along strike to the southwest of the White Mountain deposit.

Jinfeng, China

At the Jinfeng operation, resource drilling programs in 2014 are directed towards converting existing Inferred Resources to Measured and Indicated Resources. Year-to-date, a total of 3,600 metres of drilling has been completed, targeting segments of the F2, F6 and F7 mineralized fault zones. Significant intercepts from this program are summarized in Table 1 below.

1

Table 1: Selected results, China drilling programs

(results reported restricted to intervals with > 10 gm x meters Au)

White Mountain

Drillhole	From (m)	To (m)	Interval (m)	Approx. true width (m)	Au (g/t)
Central Zone
DHE325-06	124.6	129.4	4.8	4.5	5.73
DHE325-10	112.5	115.1	2.6	2.6	35.70
DHE335-05	35.2	51.3	16.1	13.2	4.95
DHE335-07	31.2	57.5	26.3	14.8	4.88
DHE335-10	39.9	69.9	30.0	20.8	1.61
DHE350-09	46.5	59	12.5	10.5	7.93
DHE350-10	43.9	57.8	13.9	11.0	7.22
North Zone
DHE335-37	77.2	87.1	9.9	8.8	5.07
DHE335-39	82	90.5	8.5	5.0	14.13
DHE335-40	85.9	92.7	6.8	6.1	8.22
DHE335-51	88.6	92	3.4	3.2	5.47
DHE335-52	91.2	97.2	6.0	4.3	7.72
DHE365-89	199.2	220.8	21.6	16.0	11.01
DHE365-92	125.6	135.7	10.1	6.0	1.59
DHE365-94	90.6	94.6	4.0	3.9	3.67
and	123	129	6.0	5.8	3.57
DHE365-95	86	108	22	11.3	1.85
DHE365-107	19.2	25.7	6.5	6.4	2.87
DHE365-109	125.7	137.8	12.1	11.8	1.71
Northern Deeps Zone
DHE365-86	458.8	464.6	5.8	5.1	7.22
and	469.8	477	7.2	6.2	3.54
DHE365-110	419.1	431	11.9	10.4	20.45
and	446.8	456.5	9.7	8.5	10.62
DHE365-123	253.5	267.8	14.3	9.9	3.50
DHE365-112	447.2	478.7	31.5	20.7	5.09
DHE335-31	52.0	59.4	7.4	7.1	4.37

2

Jinfeng

Drillhole	From (m)	To (m)	Interval (m)	Estimated true width (m)	Au (g/t)
HDDU0249	79.0	108.0	29.0	20.4	4.11
HDDU0250	61.0	91.0	30.0	28.8	2.95
HDDU0251	54.0	65.0	11.0	10.3	5.97
and	71.0	77.0	6.0	5.35	2.30
and	90.0	97.0	7.0	6.5	2.58
HDDU0254	32.0	47.0	15.0	14.5	2.03
HDDU0255	46.0	60.0	14.0	13.6	2.80
HDDU0255	92.0	110.0	18.0	17.1	1.28
HDDU0256	25.0	43.0	18.0	17.4	2.31
HDDU0257	205.0	210.0	5.0	5.0	2.93
HDDU0262	145.0	159.10	14.10	13.9	2.93
HDDU0263	116.0	148.0	32.0	32.0	3.05

Piavitsa, Greece

The Company has completed over 6,000 metres of exploration drilling this year at our Piavitsa project in the Halkidiki mining district, Greece. Eldorado’s 2014 exploration drilling is targeting the wide data gaps within the two kilometre strike length over which the deposit has been defined, particularly in the western part of the deposit. Nearly all of the 2014 drillholes intersected mineralized intervals with grades and thicknesses similar to previous drilling, confirming continuity of mineralization within the deposit (see Table 2, Figure 2).

Table 2: Results, Piavitsa drilling

Drillhole	From (m)	To (m)	Interval (m)	Au (g/t)
PV-137	185.5	214.0	28.5	3.79
PV-139	288.5	292.5	4.0	2.07
PV-140	182.7	191.0	8.3	3.52
and	200.0	206.0	6.0	3.72
and	246.0	265.0	19.0	2.07
PV-141	308.0	313.0	5.0	5.61
PV-142	111.0	119.0	8.0	2.69
PV-143	103.0	123.0	20.0	3.29
and	352.0	377.0	25.0	4.16
PV-146	412.0	459.0	47.0	2.59
and	480.0	488.0	8.0	5.53
and	494.0	497.0	3.0	3.80
PV-138 and PV-147	No significant intercepts

Dr. Peter Lewis, P. Geo., Vice President, Exploration at Eldorado, is the Qualified Person for the technical disclosure in this press release. Assay results reported in this release for China were diamond drill core samples prepared at Eldorado’s sample preparation facilities at the Company’s Jinfeng and White Mountain mines, and assayed at the ALS Chemex facility in Guangzhou. Assay results for the Piavitsa project were diamond drill core samples prepared at Eldorado’s sample preparation facility at Cannakale, Turkey and assayed at ACME Labs’ laboratory in Ankara, Turkey. Certified standard reference materials, field duplicate, and blank samples were inserted prior to shipment from the preparation sites and were regularly monitored to ensure the quality of the data.

3

About Eldorado Gold

Eldorado is a leading low cost gold producer with mining, development and exploration operations in Turkey, China, Greece, Romania and Brazil. The Company’s success to date is based on a low cost strategy, a highly skilled and dedicated workforce, safe and responsible operations, and long-term partnerships with the communities where it operates. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Krista Muhr, Vice President Investor Relations

Eldorado Gold Corporation

604 601 6701 or 1 888 353 8166

kristam@eldoradogold.com

www.eldoradogold.com

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited to, statements or information with respect to the drilling results at Jinfeng, White Mountain and Piavitsa.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information, including assumptions about the legal restrictions regarding the payment of dividends by the Company; assumptions about the price of gold; anticipated costs and expenditures; estimated production, mineral reserves and metallurgical recoveries; financial position, reserves and resources and gold production; and the ability to achieve our goals. Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following: gold price volatility; risks of not meeting production and cost targets;  discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment and operating in foreign countries; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition;  loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 28, 2014

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

4

Figure 1: White Mountain Deposit Schematic Longitudinal Section, showing outline of existing resource and areas with reported mineralized intersections

5

Figure 2: Piavitsa Schematic Longitudinal Section, showing drillhole grade x thickness contours and piercing points of reported mineralized intersections and previous drillholes